UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-12632

CUSIP NUMBER

(Check one):	[ ] Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: December 31, 2011

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION Grupo Casa Saba, S.A.B. de C.V.
Full Name of Registrant Grupo Casa Autrey, S.A. de C.V.
Former Name if Applicable Paseo de la Reforma No. 215
Address of Principal Executive Office (Street and Number) Colonia Lomas de Chapultepec, Mexico, D.F. 11000
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In May 2008, Grupo Casa Saba, S.A.B. de C.V. (the “Company”), through Casa Saba Brasil Holding Ltda. (“Casa Saba Brasil”, a wholly-owned subsidiary, acquired all the outstanding shares of CSB Drogarias, S.A (formerly named Drogasmil Medicamentos e Perfumaria S.A. and hereinafter referred to as “Drogasmil”), a Brazilian corporation which owns and operates pharmacies in Sao Paulo and Río de Janeiro in Brazil. Following the completion of the acquisition of Drogasmil, the Company engaged in an ongoing process of integrating and raising its operational standards of internal controls. However, as of today there are still some deficiencies that the management is trying to resolve.

As a result of the foregoing, and in connection with the back office of Drogasmil, the Company is in the process of migrating to a new platform that will create more effective internal controls in the registries of the balance sheet accounts of Drogasmil. Moreover, a system’s migration process is taking place in order to guarantee the control of inventories starting from the delivery of such inventories in the store  until they are fully sold, which will allow Drogasmil to correctly asses the availability and  value of such inventories. Furthermore, as of June 2012, a system will start operating in all of the Brazilian stores which will permit the Company to view and analyze the inventories in real time. The Company estimates that the migration process will be completed on June 30th of this year.

Consequently, the report of Salles, Sainz – Grant Thornton, S.C., the Company's independent auditors, with respect to the financial statements of Casa Saba Brasil for the fiscal year ended December 31, 2011 (the “Audit Report”), has been qualified. As a result of the migration process described above, the independent auditors are not in the position of expressing an opinion regarding internal controls.

The Company’s limited management resources have been devoted to analyzing and resolving issues related to the Audit Report; therefore, the Company has not been able to allocate the time and resources normally available for the preparation of the annual report on Form 20-F and thus will be unable to file said report within the period prescribed. The Company intends to file its annual report on Form 20-F on or prior to the prescribed extended date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sandra Yatsko	+52 55	5284 6672
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).     Yes [X] No [  ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [X] No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the migration process described above is completed, which we estimate will occur on June 30th of this year; the Company cannot anticipate changes or quantify the effect that these actions will have on its financial statements. Although we believe that such actions will help to integrate and improve the Company’s operational standards of internal controls regarding inventories, the Company cannot yet determine whether or not these changes will be reflected in earnings in the near future.

Grupo Casa Saba, S.A.B. de C.V.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 27, 2012	By:	/s/ Gabriel Saba D'jamus
		Name:	Gabriel Saba D’jamus
		Title:	Chief Executive Officer